Exhibit 99.1

Material Change Report

National Instrument 51-102

Reporting Issuer:

Celestica Inc. (“Celestica”)

5140 Yonge Street, Suite 1900

Toronto, Ontario M2N 6L7

Date of Material Change:

March 17, 2020

Press Release:

The press release reporting the material change described in this report was issued on March 17, 2020 through Globe Newswire and was filed with each of the Canadian securities regulatory authorities via SEDAR.  The press release is attached hereto as Schedule “A”.

Summary of Material Change:

On March 17, 2020, Celestica announced that as a result of “shelter-in-place” orders issued in certain counties in California, it was required to temporarily stop work at its operations in Santa Clara County and Alameda County in California, and in addition, an order was issued by the Malaysian government to close certain business activities between March 18 and March 31, 2020. Celestica further announced that these developments are expected to adversely impact its ability to manufacture products and receive required parts from key suppliers.

Full Description of Material Change:

On March 16, 2020, multiple Bay Area counties in California issued a “shelter-in-place” order, effective March 17, 2020 in response to the spread of coronavirus disease 2019 (COVID-19). As a result, Celestica is required to temporarily stop work on-site at its operations in Santa Clara County and Alameda County until April 7, 2020. Furthermore, the Malaysian government issued an order to close certain business activities between March 18 and March 31, 2020. These government directives are expected to adversely impact Celestica’s ability to manufacture products and receive required parts from key suppliers.

For additional details concerning the material change, reference is made to the press release attached hereto as Schedule “A”.

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Omitted Information:

Not applicable.

Executive Officer:

For further information, please contact:

Elizabeth L. DelBianco

Executive Vice President,

Chief Legal and Administrative Officer

and Corporate Secretary

Telephone: (416) 448-4620

Date of Report:

March 19, 2020

Schedule “A”

FOR IMMEDIATE RELEASE	March 17, 2020

Celestica Provides Financial Outlook Update Due to Impact of COVID-19

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that as a result of the uncertainty surrounding coronavirus disease 2019 (COVID-19), its duration, and its business impact, it is withdrawing previously-disclosed financial guidance for the first quarter of 2020 (Q1 2020).

On March 16, 2020, multiple Bay Area counties in California issued a “shelter-in-place” order, effective March 17, 2020 in response to the spread of COVID-19. As a result, Celestica is required to temporarily stop work on-site at our operations in Santa Clara County and Alameda County until April 7, 2020. Furthermore, the Malaysian government issued an order to close certain business activities between March 18 and March 31, 2020. These government directives are expected to adversely impact Celestica’s ability to manufacture products and receive required parts from key suppliers.

The financial guidance for Q1 2020 which we provided on January 29, 2020 reflected the information available to us at the time; however, due to the disruptions and heightened uncertainty caused by the spread of COVID-19 and these government directives, the Company is withdrawing such guidance.

“While these government mandated site closures are strong measures, we must do our part to support global efforts to contain COVID-19 and help ensure the safety of our employees, suppliers and customers,” said Rob Mionis, President and CEO, Celestica. “Our efforts to date led to positive results in China where our employee attendance rate is now over 90 percent. And while our global team has done exceptional work to date, the situation is fluid and continues to evolve.”

Celestica remains in regular contact with its suppliers and customers to assess impacts and risks for supply chain disruption. Management intends to provide an update during Celestica’s Q1 2020 earnings conference call on April 29, 2020.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com.

Company’s securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, including those related to the duration of government-mandated business closures in response to COVID-19 and anticipated impacts on our business. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com